SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. ) *

XL Fleet Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

9837FR100

(CUSIP Number)

December 21, 2020

(Date of Event Which Requires Filing of this Statement)

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

(Page 1 of 10 Pages)

____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	9837FR100	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSONS Constellation NewEnergy, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,871,051
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,871,051
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,871,051
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (1)
12.	TYPE OF REPORTING PERSON* CO

(1) Based on approximately 129,996,978 shares of the Issuer’s common stock outstanding as of December 21, 2020, as reported by the Issuer in its Form 8-K filed on December 23, 2020.

CUSIP No.	9837FR100	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSONS Constellation Energy Resources, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,871,051 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,871,051 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,871,051 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (1)
12.	TYPE OF REPORTING PERSON* OO

(2) Comprised of shares of common stock held by Constellation NewEnergy, Inc. Constellation Energy Resources, LLC may be deemed to have beneficial ownership of such shares as the sole equityholder of Constellation NewEnergy, Inc.

CUSIP No.	9837FR100	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSONS Exelon Generation Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,871,051 (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,871,051 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,871,051 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (1)
12.	TYPE OF REPORTING PERSON* OO

(3) Comprised of shares of common stock held by Constellation NewEnergy, Inc. Exelon Generation Company, LLC may be deemed to have beneficial ownership of such shares as the sole equityholder of Constellation Energy Resources, LLC. Constellation Energy Resources, LLC is the sole equityholder of Constellation NewEnergy, Inc.

CUSIP No.	9837FR100	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSONS Exelon Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,871,051 (4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,871,051 (4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,871,051 (4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (1)
12.	TYPE OF REPORTING PERSON* CO

(4) Comprised of shares of common stock held by Constellation NewEnergy, Inc. Exelon Corporation may be deemed to have beneficial ownership of such shares as the sole equityholder of Exelon Generation Company, LLC. Exelon Generation Company, LLC is the sole equityholder of Constellation Energy Resources, LLC, which is the sole equityholder of Constellation NewEnergy, Inc.

CUSIP No.	9837FR100	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

XL Fleet Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

145 Newton Street, Boston MA 02135

Item 2(a).	Name of Person Filing:

Constellation NewEnergy, Inc., Constellation Energy Resources, LLC, Exelon Generation Company, LLC and Exelon Corporation

Item 2(b).	Address of Principal Business Office, or if None, Residence:

Constellation NewEnergy, Inc. – 1310 Point Street, 8th Floor, Baltimore, MD 21231

Constellation Energy Resources, LLC – 1310 Point Street, 8th Floor, Baltimore, MD 21231

Exelon Generation Company, LLC – 300 Exelon Way, Kennett Square, PA 19348; and

Exelon Corporation – 10 South Dearborn Street, P.O. Box 805379, Chicago, IL 60680

Item 2(c).	Citizenship:

Constellation NewEnergy, Inc. – Delaware corporation;

Constellation Energy Resources, LLC – Delaware limited liability company;

Exelon Generation Company, LLC – Pennsylvania limited liability company; and

Exelon Corporation – Pennsylvania corporation

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

9837FR100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

CUSIP No.	9837FR100	13G	Page 7 of 10 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

Constellation NewEnergy, Inc. – 6,871,051 shares

Constellation Energy Resources, LLC – 6,871,051 shares

Exelon Generation Company, LLC – 6,871,051 shares

Exelon Corporation – 6,871,051 shares

(b)	Percent of class**:

Constellation NewEnergy, Inc. – 5.3%

Constellation Energy Resources, LLC – 5.3%

Exelon Generation Company, LLC – 5.3%

Exelon Corporation – 5.3%

(c)	Number of shares as to which such person has**:

(i)	Sole power to vote or to direct the vote

Constellation NewEnergy, Inc. – 0 shares

Constellation Energy Resources, LLC – 0 shares

Exelon Generation Company, LLC – 0 shares

Exelon Corporation – 0 shares

CUSIP No.	9837FR100	13G	Page 8 of 10 Pages

(ii)	Shared power to vote or to direct the vote

Constellation NewEnergy, Inc. – 6,871,051 shares

Constellation Energy Resources, LLC – 6,871,051 shares

Exelon Generation Company, LLC – 6,871,051 shares

Exelon Corporation – 6,871,051 shares

(iii)	Sole power to dispose or to direct the disposition of

Constellation NewEnergy, Inc. – 0 shares

Constellation Energy Resources, LLC – 0 shares

Exelon Generation Company, LLC – 0 shares

Exelon Corporation – 0 shares

(iv)	Shared power to dispose or to direct the disposition of

Constellation NewEnergy, Inc. – 6,871,051 shares

Constellation Energy Resources, LLC – 6,871,051 shares

Exelon Generation Company, LLC – 6,871,051 shares

Exelon Corporation – 6,871,051 shares

**See footnote on cover page hereto, which is incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

CUSIP No.	9837FR100	13G	Page 9 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11."

CUSIP No.	9837FR100	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONSTELLATION NEWENERGY, INC.

By: /s/ Brian J. Buck

       Name: Brian J. Buck

       Title: Assistant Secretary

CONSTELLATION ENERGY RESOURCES, LLC

By: /s/ Brian J. Buck

       Name: Brian J. Buck

       Title: Assistant Secretary

EXELON GENERATION COMPANY, LLC

By: /s/ Brian J. Buck

       Name: Brian J. Buck

       Title: Assistant Secretary

EXELON CORPORATION

By: /s/ Brian J. Buck

       Name: Brian J. Buck

       Title: Assistant Secretary

Date: December 31, 2020